Exhibit 99.1

Rediff.Com Reports Results for the Third Quarter Ended December 31, 2011

Mumbai, India, January 25, 2012

For the quarter ended December 31, 2011, our India online revenues remained at the same level sequentially and declined by 7% on a year on year basis in rupee terms. However, a 14% decline in the Indian Rupee as compared to the US dollar is reflected in a decline in India online third quarter revenue by 18% on a year on year basis in dollar terms. Further, our third quarter US revenues remained at the same level sequentially and declined by 19% on year on year basis.

Despite the reduction in revenues, we have managed to optimize our cost structure, resulting in EBIDTA which was approximately at the same level as that in the quarter ended December 31, 2010. Excluding a onetime gain, Net loss for the quarter ended December 31, 2011 was $1.95 million compared to a Net loss of $1.80 million for the same quarter in 2010.

In our core online advertising business, Rediff continues to be a leading player and commands a 34% reach among Indian Internet users, as reported by ComScore Media Metrix. Several sectors in which our advertisers operate are going through difficult times, especially the financial services, insurance and telecom sectors. However, we remain positive about the long term growth opportunity presented by the Indian Internet market, and even more so today, based on the broadband and 3G initiatives by both Government and Industry. While still in the infant stages of deployment, we are seeing increased activity in the market today.

We see opportunities for growth in adjacent markets and have made investments in some key businesses, namely e-commerce and Daily Deals, Paid mail service for SMEs and Local TV advertising.

In the ecommerce and Deals market, which recently saw a spurt in activity, we are strengthening our market position with limited investments by focusing efforts on service, delivery and operational process improvements. We are striving to improve delivery time and our pan-India coverage. The branded products are now visible upfront and discoverable through search and suggest features, and we have activated a toll free number for shopping customers. Additionally vendor Performance metrics have been implemented based on critical parameters of customer satisfaction.

Similarly, in the Deals business, we now showcase six to eight deals in each of the 42 cities that we operate in. Of the 72 categories, deals in key categories like restaurants, travel, hobby and personal care are grouped together upfront to aide discovery. The deals offered are priced in the Rs.1000 to Rs.3000 range and provide 30% to 70% discounts on a wide range of services in each city and at a locality level in some of the larger metros.

Specifically, in the Paid mail business, we have introduced a new product for SMEs which enables them to create a website for their business with a domain name of their choice without any IT support. Additionally, customers can offer email on mobile for their employees while retaining administrative controls, get the email on their business domain and many other useful features like photo sharing, ecommerce enabled site with payment gateway and logistic support.

In our Local TV advertising business, we now provide ads across three TV channels and across 12 MSOs in 7 cities, namely—Mumbai, Delhi, Pune, Ahmedabad, Surat, Bangalore and Baroda—with an average coverage of 70% in these cities.

Each of these early stage markets requires us to make investments including, manpower and marketing to be able to execute our strategy of positioning Rediff for the future. Our investments in the last few quarters have been aimed at strengthening our sales team and we have added 65 employees to expand the reach across 42 cities for our key businesses including online media sales, ecommerce and deals, hosting solutions and local TV advertising.

We continue to strengthen our core offerings and the recent launch of Rediff Real Time News Search is a step in this direction. The service delivers fresh, recent results relating to news, people, and events as it happens, within minutes of the actual news event taking place and within milliseconds of a query made. It complements our core online news offering, thus providing consumers a single destination for all news, which in recent times has been one of the fastest growing categories in terms of reach.

Our cash balance stood at $ 25.0 million, as of December 31, 2011, and we continue to invest approximately $2.0–$2.5 million per quarter in our business. With our cash on hand, we believe we have sufficient working capital to meet our immediate liquidity needs and to execute on our strategy, including investments in product development, sales diversification and the entrance into new markets.

Further details of Rediff.com’s results for the third fiscal quarter ended December 31, 2011 are appended in tabular form to this press release. A script of the earnings result conference call held on January 25, 2012 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES TO FOLLOW

STATEMENT OF OPERATIONS

QUARTER ENDED DECEMBER 31, 2011

(All figures are in US$ million, unless otherwise indicated below)

	September 30,	September 30,
	Quarter ended December 31
	2011	2010
Revenues
India Online	3.89	4.77
US Publishing	0.92	1.13
Total Revenues	4.81	5.90
Cost of Revenues *	(2.54)	(2.76)
Gross Margin	2.27	3.14
Gross Margin %	47%	53%
Operating Expenses *	(4.00)	(4.86)
Operating EBITDA	(1.73)	(1.72)
Depreciation / Amortization	(0.81)	(0.84)
Interest Income	0.56	0.94
Other Income (refer note below)	0.83	—
Foreign Exchange gain (loss)	(0.04)	—
Equity in net loss of equity method investee	(0.01)	(0.18)
Net loss before income taxes	(1.20)	(1.80)
Tax	—	—
Net loss (refer to note below)	(1.20)	(1.80)
Net loss per ADS (in US dollars)	(0.043)	(0.065)

Net loss per ADS (in US dollars) diluted	(0.043)	(0.065)

Weighted average ADS Outstanding (in millions)	27.59	27.60

* Stock based Compensation included in:
Cost of revenue	0.01	0.02
Operating expenses	0.21	0.38

Notes

•	Each ADS represents one half of an equity share.

•

The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•

During the Fiscal year ended March 31, 2010 the company established an ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). During the quarter ended December 31, 2010 Trust purchased an additional 265,000 shares (equivalent to 530,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•	During the fiscal year ended March 31, 2011 the Company acquired Vubites India Private Limited and consolidated its result of operations.

•

During the quarter ended December 31, 2011 the company exited from one of its equity investments, which accounted for a one time gain from sale of investment of US$ 0.75 million. Excluding the effect of this one-time gain, Net loss for the quarter ended December 31, 2011, was $1.95.

Non-GAAP Measures Note

Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

QUARTER ENDED DECEMBER 31, 2011

(All figures are in US$ million)

	September 30,	September 30,
	Quarter ended December 31
	2011	2010
Operating EBITDA (Non GAAP)	(1.73)	(1.72)
Depreciation / Amortization	(0.81)	(0.84)
Interest Income	0.56	0.94
Other Income	0.83	—
Foreign Exchange gain (loss)	(0.04)	—
Equity in net loss of equity method investee	(0.01)	(0.18)
Net loss before income taxes	(1.20)	(1.80)
Tax	—	—

Net loss (GAAP)	(1.20)	(1.80)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

QUARTER ENDED DECEMBER 31, 2011

(All figures are in US$ million)

	September 30,	September 30,
	Quarter ended December 31
	2011	2010
Operating Expenses (GAAP)	4.81	5.70
Depreciation/Amortization	(0.81)	(0.84)
Operating Expense (Non-GAAP)	4.00	4.86

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182 0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com